UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Organisation and personnel changes

The Company is seeing a significant rise in domestic and international collaboration projects which have income potential. It has set up a new business development function under a new senior research scientist who will report to and support the Chairman and Chief Executive Officer to develop these projects. With his experience in product development, quality control, and regulatory compliance along with various management and support responsibilities, he will be a valuable addition to the current team. At 42 years old, his academic qualifications include a Ph.D. in cancer and mechano-biology from the University of Queensland in April 2019, a post-graduate diploma in biomedical science from Monash University in December 2008, and a Bachelor of Science from Monash University in December 2007.

The Company also wishes to announce that Dr Tan Wee Kiat (“Dr Tan”) has tendered his resignation as Director, Co-Chief Executive Officer and Chief Operating Officer of the Company on December 2, 2024, effective on December 31, 2024. Dr Tan’s resignation was for personal reasons and was not due to any disagreement with the Company, and his departure is not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices. The Company does not intend to fill this vacant position as we believe that there is sufficient internal talent within the Company which it can re-deploy to takeover and fulfill the duties of Dr Tan without disruption to operation. The Company believes that there will be no material impact from Dr Tan’s resignation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: December 5, 2024	By:	/s/ CHOO Chee Kong
CHOO Chee Kong Director and Chairman